EFiled: Dec 14 2023 09:32AM EST
Transaction ID 71621655
Case No. 2023-1248-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IOWA CITY CAPITAL PARTNERS, LC, and MCI CAPITAL, LC Plaintiffs, v. STARTEK, INC. Defendant.	C.A. No. ________-______

VERIFIED COMPLAINT

Plaintiffs Iowa City Capital Partners, LC ("ICCP") and MCI Capital, LC ("MCI" and, together with ICCP, "Plaintiffs") allege as follows for their Verified Complaint against Defendant StarTek, Inc. (the "Company") as follows:

NATURE OF THE ACTION

1. Plaintiffs, as stockholders of the Company, commence this action pursuant to 8 *Del. C.* § 220(c) ("Section 220") to compel the Company to make certain of the Company's books and records available for inspection and copying which the Company failed to provide as required under Section 220.

PARTIES

2. ICCP is an Iowa limited liability company with its headquarters at 1460 S. Treasure Drive, North Bay Village, Florida, 33141. ICCP holds 100 shares of common stock of the Company.

3. MCI is an Iowa limited liability company with its headquarters at 2397 Sierra Ct. W, Iowa City, IA, 52240. MCI holds 3,050,000 shares of common stock of the Company.

4. The Company is a corporation organized under the laws of the State of Delaware.

5. The Company is a leading global provider of technology-enabled business process outsourcing solutions. The Company provides omni-channel customer experience management, including back office and technology services to corporations around the world across a range of industries.

BACKGROUND

A. The Transactions and Failure to Execute Valuable Options

6. On December 27, 2022, the Company's subsidiary, CSP Alpha Holdings Pte. Ltd. ("CSP Alpha") entered into the *Acquisition and Redemption Agreement* dated December 27, 2022 (the "A&R Agreement"), by and between *inter alia*, CSP Alpha and CSP Fund II LP ("CSP Fund II"), pursuant to which, among other things, CSP Alpha's partnership interest in CSS Corp LP (the "Partnership") was redeemed by the Partnership, and CSP Fund II, which is an affiliate of the Company's majority stockholder, became a limited partner in the Partnership, with the result that, indirectly, the Company relinquished, and the Company's majority

stockholder acquired, the Partnership's ownership interest in CSS Corp. Technologies (Mauritius) Limited ("CSS").

7. The Company failed to exercise the Company's call options (the "Options") under the *Option Agreements* dated February 19, 2021, which provided the Company with the right, exercisable until April 19, 2023, to acquire all the interest in CSS held by certain affiliates of the Company's majority stockholder.

8. On or about January 11, 2023, the Company's subsidiary, ESM Holdings Limited ("ESM"), entered into the *Sale and Purchase Agreement* dated on or about January 11, 2023 (the "CCC Purchase Agreement") pursuant to which Arabian Internet and Communications Services Company ("Solutions") was to acquire the Company's indirect 51% ownership interest in Contact Center Company ("CCC").

9. On December 13, 2023, the Company filed SEC Form DEFM14C, "Schedule 14C Information" marked as a definitive information statement (the "Definitive Information Statement"), announcing that the Company entered into the *Agreement and Plan of Merger*, dated as of October 10, 2023, by and among Stockholm Parent, LLC, a Delaware limited liability company ("Parent"), Stockholm Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company (the "Merger") with the

Company surviving the Merger (the "Surviving Corporation") and upon consummation of which, the Company states that each share of Company's common stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive $4.30 per share in cash, without interest and less any applicable withholding taxes.

10. Contemporaneously with its filing of the Definitive Information Statement, the Company filed SEC Form SC 13E3/A, "Schedule 13E-3" (the "Transaction Statement") relating to the Merger.

11. The closing of the Merger is imminent.

12. Parent (as defined above) is a wholly owned subsidiary of CSP Alpha Holdings Limited ("CSP Alpha Holdings"), which in turn is a wholly owned subsidiary of CSP Fund II LP ("CSP Fund II LP"). All of the foregoing "CSP" entities are affiliates of the majority stockholders of the Company, SCP Alpha Holdings Parent PTE Ltd. and CSP Victory Limited.

B. The Demand for Inspection of Books and Records

13. On November 24, 2023, Plaintiffs delivered to the Company the *Demand for Inspection of Books and Records of [the Company] under Section 220 of the Delaware General Corporation Law* (the "Demand"). A copy of the Demand is attached as **Exhibit A**.

14. As stated therein, Plaintiffs' purposes for making the Demand are to: (i) value their interests in the Company; (ii) communicate with other Company stockholders; and (iii) investigate possible mismanagement, wrongdoing, breach of fiduciary duty, waste, and/or violations of law by directors and/or officers of the Company in connection with the A&R Agreement, the CCC Purchase Agreement and the Merger Agreement (collectively, the "Transactions") and the Company's failure to exercise the Options.

15. Each of the foregoing purposes is a proper purpose under Delaware law and is reasonably related to Plaintiffs' interests in the Company.

16. In addition to valuing their interests and communicating with other stockholders, MCI has a credible basis to believe that the Company's directors and/or officers have engaged in mismanagement or wrongdoing in violation of their fiduciary duties under the law by entering into the Transactions and failing to exercise the Options.

17. The majority of the Board of Directors of the Company is appointed by the beneficial majority shareholder of Company, CSP Management Ltd. Various affiliates and subsidiaries of CSP benefited from the Transactions and failure to exercise the Options, to the detriment of the Company. Certain of the Transactions also caused an intended devaluation of the Company market share price, wrongfully advantaging the CSP related Parent in its Agreement and Plan of Merger after having

intentionally wrongfully manipulated the market share price. Further, on information and belief, the Company is contemplating further acquisitions which will benefit CSP-affiliated entities, to be announced only after the Merger, which information has been withheld from disclosure.

18. Plaintiffs seek to investigate whether the Transactions and the Company's failure to exercise the Options were the result of conflicted and/or disloyal acts and/or whether the Transactions were entered into for an unfair price and to determine what, if any, alternatives to the Transactions and the decision to not exercise the Options were considered by the Company.

19. The documents requested in the Demand, as stated in full therein, are fundamental corporate-governance and transaction documents evidencing and relating to the Transactions. *See* Exhibit A.

20. By letter dated December 1, 2023, the Company acknowledged receipt of the Demand and objected to the Demand stating that the Demand is improper (the "Response Letter"). A copy of the Response Letter is attached as **Exhibit B**. After Plaintiffs receipt of the Response Letter, the parties held discussions. In light of the Company's expressed position that the Demand is improper and, in the absence of the Company's willingness to provide the documents requested in the Demand, Plaintiff files this Action. Plaintiff is willing to re-engage in discussions with the

Company in hopes of the Company agreeing to appropriately respond to the Demand but acts now to preserve its rights.

COUNT I

(Inspection of Books and Records Under 8 *Del. C.* § 220)

21. Each of the foregoing allegations is incorporated as though fully set forth herein.

22. The Demand identified Plaintiffs as stockholders of the Company and complied in all respects with Section 220 as to the form and manner of making a demand for the inspection of books and records.

23. Plaintiffs' purposes for requesting inspection and copying of the books and records of the Company are proper and reasonably related to their status as stockholders of the Company.

24. The Company has failed or refused to permit a full inspection of the requested books and records by Plaintiffs and, as such, has failed to comply with Section 220.

25. Plaintiffs are entitled to inspect and make copies of all the books and records requested in the Demand.

26. Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs respectfully request that the Court enter judgment in its favor and against the Company as follows:

A. summarily ordering the Company to provide Plaintiffs all of the books and records requested in the Demand;

B. awarding Plaintiffs their costs and expenses, including the fees and expenses of their attorneys, incurred in commencing and prosecuting this action; and

C. awarding such other and further relief as the Court deems just and equitable.

Dated: December 13, 2023

Respectfully submitted,

REED SMITH LLP

/s/ Mark W. Eckard

Brian M. Rostocki (No. 4599)
Mark W. Eckard (No. 4542)
1201 Market Street, Suite 1500
Wilmington, DE 19801
(302) 778-7500

WORDS: 1,396

Counsel for Plaintiffs